December 8, 2010
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: Johnny Gharib
Re:	Alnylam Pharmaceuticals, Inc. Form 10-K Filed February 26, 2010 File No. 000-50743
Dear Mr. Gharib:
This letter relates to the letter, dated December 2, 2010 (the “Letter”), from Jeffrey Riedler of the Staff of the U.S. Securities and Exchange Commission to John M. Maraganore, Chief Executive Officer of Alnylam Pharmaceuticals, Inc. (the “Company”).
On behalf of the Company, and as discussed by telephone with you on December 7, 2010, this letter confirms that the Company will respond to the Letter on or before January 13, 2011.
If you require additional information, please do not hesitate to contact me at 617-526-6443.
Sincerely,

/s/ Clark W. Petschek
Clark W. Petschek

cc:	Philip T. Chase, Esq. Lia Der Marderosian, Esq.